Exhibit 99.1

JAGUAR MINING INC.
125 North State Street
Concord, New Hampshire
U.S.A.  03301

MANAGEMENT INFORMATION CIRCULAR

AS AT MARCH 27, 2008

THIS MANAGEMENT INFORMATION CIRCULAR, INCLUDING ALL EXHIBITS HERETO (THE “CIRCULAR”), IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF JAGUAR MINING INC. (THE “CORPORATION” OR “JAGUAR”) OF PROXIES TO BE USED AT THE ANNUAL MEETING OF HOLDERS OF COMMON SHARES (THE “SHAREHOLDERS”) OF THE CORPORATION OR ANY AND ALL ADJOURNMENTS OR POSTPONEMENTS THEREOF (THE “MEETING”) TO BE HELD AT 4:00 P.M. (EASTERN STANDARD TIME) ON MAY 8, 2008 (THE “MEETING DATE”), AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO, CANADA.  THE SOLICITATION WILL BE PRIMARILY BY MAIL BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE, E-MAIL, INTERNET, FACSIMILE OR OTHER MEANS OF COMMUNICATION BY REGULAR EMPLOYEES, OFFICERS, DIRECTORS AND AGENTS OF THE CORPORATION AT NOMINAL COST.  THE COST OF SUCH SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE CORPORATION.  THE CORPORATION WILL REIMBURSE INVESTMENT DEALERS, BANKS, CUSTODIANS, NOMINEES AND OTHER FIDUCIARIES FOR PERMITTED FEES AND COSTS INCURRED BY THEM IN MAILING SOLICITING MATERIALS TO THE BENEFICIAL OWNERS OF COMMON SHARES (THE “SHARES”) OF THE CORPORATION.  EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF MARCH 27, 2008.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy Nominees and Deposit of Proxies

The proxy nominees named in the form of proxy accompanying this Circular are officers of the Corporation.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT, ATTEND AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THAT FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  In either case, the proxy must be properly completed, signed, dated and (i) deposited with Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 5:00 p.m. (Eastern Standard Time) on May 6, 2008, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, a registered Shareholder (a Shareholder whose name appears on the certificate(s) representing its Shares) may vote by telephone or via Internet.  To vote by telephone, a registered Shareholder must call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter your Holder Account Number and Proxy Access Number as set out on the form of proxy and then listen for voting instructions.  If a Shareholder’s form of proxy does not contain a Holder Account Number or a Proxy Access Number, you will not be able to vote by telephone. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen.  If a Shareholder’s form of proxy does not contain a Holder Account Number or a Proxy Access Number, you will not be able to vote via the Internet.

If you vote by telephone or using the Internet, DO NOT complete or return the enclosed form of proxy.  Voting by mail is the only method to vote Shares held in the name of a corporation, or to vote Shares being voted on behalf of another individual.  Voting by mail or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Circular, to attend and act on behalf of the Shareholder at the Meeting.

Non-Registered Shareholders

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting.  You are a non-registered Shareholder if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a “Non-Registered Holder”).

These securityholder materials are being sent to both registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Non-Registered Holders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as “NOBOs”, whereas Non-Registered Holders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as “OBOs”.  In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through intermediaries to the OBOs.  By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on your behalf), has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.  If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form.  The voting instruction form applicable to NOBOs allows for voting by telephone, via the Internet or by mail, depending on the applicable circumstances.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you, unless you have waived your right to receive them, and to seek your instructions as to how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting.  Each intermediary has its own procedures which should be carefully followed by Non-Registered Holders who are OBOs to ensure that your Shares are voted by the intermediary on your behalf at the Meeting.  These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile.  The applicable instructions for each such method of voting will be set out in the form or proxy or voting instruction form provided by the intermediary.  Such Non-Registered Holders should contact his or her intermediary and carefully follow the voting instructions provided by such intermediary.  Alternatively, if you are a Non-Registered Holder who is an OBO and wish to vote your Shares in person at the Meeting, you may do so by appointing yourself as the proxy nominee by writing your own name in the space provided on the form of proxy or voting instruction form provided to you by the intermediary and following the intermediary’s instructions for return of the executed form of proxy or voting instruction form.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his attorney authorized in writing, and deposited either: (i) with the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or (ii) with the Chairman of such Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iii) in any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for or withheld from voting in respect of each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR.  The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares.  The Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “JAG”.  In addition, effective July 23, 2007, the Shares commenced trading on the NYSE Arca Exchange under the symbol “JAG”.  As of March 24, 2008, the Corporation has 64,105,719 Shares issued and outstanding, with each Share carrying the right to one vote.

In accordance with applicable laws, the Board has provided notice of and fixed the record date as of March 24, 2008 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting, and has obtained a list of all persons who are registered holders of Shares at the close of business on the Record Date and the number of Shares registered in the name of each person on that date.  As at the Record Date, the Corporation had 64,105,719 Shares issued and outstanding.  Each Shareholder registered on the list of Shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list except to the extent that any such Shareholder has transferred any of his or her Shares after the Record Date and the transferee of those Shares produces properly endorsed Share certificates or otherwise establishes that he or she owns the Shares and demands to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., not later than 10 days before the day of the Meeting, that his or her name be included in the list.  In such case the transferee will be entitled to vote his or her Shares at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10 percent or more of the voting rights attached to all classes of outstanding voting securities of the Corporation, as of March 24, 2008.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no person who has been a director or officer of the Corporation at any time since the beginning of the 2007 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Executive Officers and Directors

The Corporation’s executive officers are Daniel R. Titcomb as Chief Executive Officer and President, Juvenil T. Felix as Chief Operating Officer, James M. Roller as Chief Financial Officer and Treasurer, Lúcio Cardoso as Vice President of Operations, Adriano Nascimento as Vice President of Engineering and Exploration and Robert J. Lloyd as Secretary.

For the identities of the nominees to the board of directors of the Corporation (the “Board”) and their beneficial ownership of Shares and stock options, see “Nominees to the Board” under “Election of Directors” below.  For information concerning stock options and Shares held by named executive officers, see “Statement of Executive Compensation” below.  See “Interest of Informed Persons in Material Transactions” below concerning certain other individuals who have received stock options and who own Shares.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to re-elect the current seven directors to the Board (the “Nominees”).

Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote “FOR” the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld.  Each director elected will hold office until the close of business at the next annual meeting of the Shareholders of the Corporation or until his successor is elected or appointed.  To be effective, the resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

The table below sets forth (i) the names of the seven Nominees, (ii) their present principal occupations, businesses or employments and, for each Nominee not employed by the Corporation, the name and principal business of any such company that employs such Nominee, (iii) the province or state and country where they reside, (iv) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (v) the periods of their service as directors of the Corporation and (vi) as of March 24, 2008, the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, directly or indirectly, or over which control or direction by each of them is exercised.

Nominees to the Board

Name, Principal Occupation (and Company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)
Andrew C. Burns(2) Independent business consultant Ontario, Canada	Director	August 6, 2004	0 Shares 372,500 stock options
Gilmour Clausen(3)(4)(5) CEO, Augusta Resource Corporation (junior natural resource and mining) Colorado, USA	Director	May 12, 2005	0 Shares 330,000 stock options
William E. Dow(3) Retired Actuary, formerly with Aetna Life & Casualty (insurance) Connecticut, USA	Director	June 4, 2004	34,238 Shares 290,000 stock options
Juvenil T. Felix(6) Chief Operating Officer of the Corporation President and CEO of IMS (operating service provider) Minas Gerais, Brazil	Director and Chief Operating Officer	June 6, 2003	0 Shares 815,000 stock options
Gary E. German(2)(5)(7) President, Falcon Strategy and Management Co. (mining consultant and engineer) Ontario, Canada	Director and Chairman	September 26, 2003	48,076 Shares 510,000 stock options
Anthony F. Griffiths(2)(3)(7) Independent business consultant Ontario, Canada	Director	May 20, 2004	59,675 Shares 380,000 stock options
Daniel R. Titcomb Chief Executive Officer and President of the Corporation New Hampshire, USA	Director, Chief Executive Officer and President	June 6, 2003	246,800Shares(8) 950,000 stock options

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2)	Member of the Audit Committee. Mr. Burns is Chairman of the Audit Committee.

(3)     Member of the Corporate Governance Committee. Mr. Dow is Chairman of the Corporate Governance Committee.

(4)
Mr. Clausen is a resident Canadian within the meaning of the Business Corporations Act (Ontario).  Prior to March 2005, Mr. Clausen was the Executive Vice President, Mining, of Washington Group International Inc., a provider of integrated engineering, construction and management services.

(5)     Member of the Health, Safety and Environmental Committee. Mr. Clausen is Chairman of the Health, Safety and Environmental Committee.

(6)	Mr. Felix is the President and Chief Executive Officer of IMS Engenharia Mineral Ltda., as successor to IMS Empreendimentos Ltda.(as the context may require, “IMS”), which owns 4,500,000 Shares.

(7)     Member of the Compensation Committee.  Mr. Griffiths is Chairman of the Compensation Committee.

(8)	Held by the Dow-Titcomb Irrevocable Family Trusts (the “Titcomb Trusts”) of which Mr. Titcomb is a Trustee with sole authority to vote the Shares held by the Titcomb Trusts.

Except as set forth in the last two paragraphs of this section:

(a)
no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an “order”) that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

(d)	no personal holding company of any Nominee is or has been, as applicable, subject to the foregoing during the applicable time periods.

Messrs. Dow, Lloyd and Titcomb are directors of Brazilian Resources, Inc. (“Brazilian”) (a development and operating company that focuses on select investment and management opportunities in Brazil); Mr. Dow is Chairman of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005.  Mr. Lloyd is President and Chief Executive Officer of Brazilian.  (Mr. Titcomb was President and Chief Executive Officer of Brazilian until April 1, 2006.)  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trade orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2006 and, in the case of the Alberta Securities Commission cease trade order, additionally because of its late filing of interim financial statements and management's discussion and analysis for the interim quarter ended March 31, 2007. Brazilian filed such financial statements and management’s discussion and analyses on October 17, 2007, and the Ontario Securities Commision, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trade orders in December 2007.  The Ontario Securities Commission issued a temporary cease trade order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management’s discussion and analysis for the year ended December 31, 2005.  Brazilian filed such financial statements and management's discussion and analysis on May 19, 2006, and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its late filing of interim financial statements and management’s discussion and analysis for the interim quarter ended September 30, 2005.  Brazilian filed such financial statements and management’s discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006.  The TSX Venture Exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements.  Brazilian subsequently filed the financial statements with the appropriate regulatory authorities.  This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.  A temporary cease trade order was issued by the Ontario Securities Commission on June 10, 2001 for Brazilian relating to management and insiders.  This order was rescinded on July 30, 2001.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994 and of Consumers Packaging Inc. when it was placed in liquidation under the protection of the CCAA in 2001.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and realization in 2004.  PricewaterhouseCoopers LLP was appointed receiver without security of all of the company’s property, assets and undertakings in 2004.

Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001.  Mr. Roller had no stock or any other interest in the company.  After Century operated under Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management proposes to reappoint KPMG LLP, Chartered Accountants (“KPMG”), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors.  Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote “FOR” the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.  KPMG has acted as the Corporation’s auditors since March 2002.  To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this section is to describe the compensation of each of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s other three most highly compensated executive officers for the 2007 financial year (the “Named Executive Officers”) as required by Form 51-102F6 under National Instrument 51-102 - Continuous Disclosure Obligations.  Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento are all of the Named Executive Officers for that year.  The following table sets forth all annual and long-term compensation for Named Executive Officers during 2005, 2006 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions	LTIP Pay-outs	All Other Compensation
Daniel R. Titcomb, Chief Executive Officer and President	2007	Cdn.$371,000	- (1)	- (2)	280,000(3)	Nil	Nil	US$19,951(4)
	2006	Cdn.$350,000	Cdn.$332,500(5)	- (2)	260,000(3)	Nil	Nil	US$23,626(4)
	2005	Cdn.$350,000	Nil	- (2)	107,604	Nil	Nil	Cdn.$8,708(4)
Juvenil T. Felix, Chief Operating Officer	2007	Cdn.$261,300	- (1)	- (2)	280,000(3)	Nil	Nil	Nil
	2006	US$220,000(6)	Cdn.$175,000(5)	- (2)	260,000(3)	Nil	Nil	Nil
	2005	US$220,000(6)	Nil	- (2)	75,000	Nil	Nil	Nil
James M. Roller, Chief Financial Officer	2007	US$180,900	- (1)	- (2)	215,000	Nil	Nil	US$21,819(4)
	2006	US$150,000	US$8,398 Cdn.137,460(5)	- (2)	200,000	Nil	Nil	US$19,692(4)
	2005	US$130,000(7)	US$1,200	- (2)	60,000	Nil	Nil	Cdn.$3,604(4)
Lúcio Cardoso, Vice President of Operations	2007	Cdn.$229,900(8)	- (1)	- (2)	215,000	Nil	Nil	Nil
	2006	US$190,000(8)	Cdn.$96,800(5)	- (2)	200,000	Nil	Nil	Nil
	2005	US$190,000(8)	Nil	- (2)	60,000	Nil	Nil	Nil
Adriano Nascimento, Vice President of Engineering and Exploration	2007	Cdn.$199,900(8)	- (1)	- (2)	215,000	Nil	Nil	Nil
	2006	US$165,000(8)	Cdn.$28,650(5)	- (2)	200,000	Nil	Nil	Cdn.$66,000(9)
	2005	US$165,000(8)	Nil	- (2)	60,000	Nil	Nil	Nil

(1)
A bonus or additional bonus, as the case may be, of yet determined amount may have been earned in 2007 for Messrs. Titcomb, Felix, Roller,  Cardoso and Nascimento pursuant to achieving performance standards established for each officer.   See “Termination of Employment, Change in Responsibilities and Employment Contracts”.

(2)	The cost of personal benefits provided to any Named Executive Officer that was not furnished to all other employees was less than $50,000 and 10 percent of the total annual salary and bonus.

(3)
The number of stock options listed in this table for each of Messrs. Titcomb and Felix with respect to 2007 represent 280,000 stock options granted to each such executive officer, respectively, in his capacity as a director of the Corporation. The number of stock options listed in this table for each of Messrs. Titcomb and Felix with respect to 2006 includes 140,000 stock options granted to each such executive officer, respectively, in his capacity as a director of the Corporation.  See “Compensation of Directors” below.

(4)
In 2007 and 2006, this amount includes the premium for certain officers’  term life insurance policy (2007 - US$1,365 for Mr. Titcomb and US$1,003 for Mr. Roller; 2006 - US$2,427 for Mr. Titcomb and US$1,563 for Mr. Roller), the premium for certain officers’ disability life insurance policy (2007 - US$8,744 for Mr. Titcomb and US$3,416 for Mr. Roller; 2006 - US$9,009 for Mr. Titcomb and US$3,740 for Mr. Roller), an employer’s contribution to the officer’s account in the Jaguar 401K savings plan (2007 - US$6,242 for Mr. Titcomb and US$9,000 for Mr. Roller; 2006 - US$4,590 for Mr. Titcomb and US$3,789 for Mr. Roller), an employer’s contribution to certain officers’ health savings account (2007 - US$0 for Mr. Titcomb and US$0 for Mr. Roller; 2006 - US$3,000 for Mr. Titcomb and US$2,200 for Mr. Roller) and an automobile allowance for certain officers (2007 - US$3,600 for Mr. Titcomb and US$8,400 for Mr. Roller; 2006 - US$4,600 for Mr. Titcomb and US$8,400 for Mr. Roller). In 2005, this amount includes the premium for a term life insurance policy (Cdn.$1,202 for Mr. Titcomb and Cdn.$1,119 for Mr. Roller) and an employer’s contribution to the officer’s account in the Jaguar 401K savings plan (Cdn.$7,506 for Mr. Titcomb and Cdn.$2,504 for Mr. Roller).

(5)	These bonuses were paid in 2007 with respect to the 2006 calendar year, except that a portion of Mr. Roller’s bonus consisting of US$8,398 was paid during 2006.

(6)
Employer obligations for Mr. Felix shifted from the Corporation to IMS for administrative and tax reasons effective as of January 1, 2005, but he continues to serve as Chief Operating Officer of the Corporation.

(7)	This amount includes US$21,667 received by Mr. Roller as employment compensation prior to March 1, 2005, when Mr. Roller became Chief Financial Officer.

(8)	IMS provides the compensation and other employer obligations to Messrs. Cardoso and Nascimento for administrative and tax reasons.

(9)	In 2006, Mr. Nascimento received a benefit in the form of Cdn.$66,000 for the purpose of applying such amount towards the exercise of 25,000 of Mr. Nascimento’s stock options.

Option Grants During the Most Recently Completed Financial Year

Name	Shares under Option Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise Price per Share	Market Value of Shares Underlying Options on Date of Grant per Share	Expiry Date
Daniel R. Titcomb	280,000(2)(3)	9.97	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 on March 19, 2012 150,000 on December 4, 2012
Juvenil T. Felix	280,000(2)(3)	9.97	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 on March 19, 2012 150,000 on December 4, 2012
James M. Roller	215,000(3)	7.65	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 on March 19, 2012 115,000 on December 4, 2012
Lúcio Cardoso	215,000(3)	7.65	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 on March 19, 2012 115,000 on December 4, 2012
Adriano Nascimento	215,000(3)	7.65	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 at Cdn.$5.94 115,000 at Cdn.$9.54	100,000 on March 19, 2012 115,000 on December 4, 2012
(1)  The Corporation has not issued SARs.

(2) The number of stock options listed in this table for each of Messrs. Titcomb and Felix represent 280,000 stock options granted in 2007 to each such executive officer, respectively, in his capacity as a director of the Corporation.  See “Compensation of Directors” below.

(3) The stock options granted to each such executive officer vested as of the respective dates of grant.  For additional information as to the terms of stock options generally, please see “Stock Option Plan” under “Security Based Compensation Arrangements” below.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year End Option Values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options/SARs(1) at Financial Year End Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at Financial Year End Exercisable/Unexercisable
Daniel R. Titcomb	0	Cdn.$0	950,000 exercisable/ 0 unexercisable	Cdn.$6,327,700 exercisable/ Cdn.$0 unexercisable
Juvenil T. Felix	0	Cdn.$0	815,000 exercisable/ 0 unexercisable	Cdn.$5,036,800 exercisable/ Cdn.$0 unexercisable
James M. Roller	20,000	Cdn.$130,600	545,000 exercisable/ 0 unexercisable	Cdn.$3,196,250 exercisable/ Cdn.$0 unexercisable
Lúcio Cardoso	0	Cdn.$0	475,000 exercisable/ 0 unexercisable	Cdn.$2,656,450 exercisable/ Cdn.$0 unexercisable
Adriano Nascimento	0	Cdn.$0	475,000 exercisable/ 0 unexercisable	Cdn.$2,656,450 exercisable/ Cdn.$0 unexercisable
(1)       The Corporation has not issued SARs.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into the following contractual arrangements with Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento.

Offices and Salary

Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation.  The agreement entitles Mr. Titcomb to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  On May 10, 2007, the Board, on recommendation by the Compensation Committee, increased Mr. Titcomb’s annual salary from Cdn.$350,000 to Cdn.$371,000.  Therefore, during 2007, Mr. Titcomb received a total of Cdn.$371,000 in annual salary.

Effective October 1, 2003, the Corporation entered into a written employment agreement with Juvenil T. Felix to serve as Chief Operating Officer of the Corporation.  For administrative and tax reasons, the Corporation and Mr. Felix have shifted the employer responsibilities from the Corporation to IMS Engenharia Mineral Ltda. (as successor to IMS Empreendimentos Ltda.) (as the context may require, “IMS”) through a restatement of the services agreement between the Corporation and IMS, which continues to require that Mr. Felix serve as Chief Operating Officer of the Corporation.  Mr. Felix’s annual salary in 2007 was Cdn.$261,300.  The restated services agreement also addresses the terms of employment for Messrs. Cardoso and Nascimento.  The restated services agreement has an effective date of January 1, 2005.  Messrs. Cardoso’s and Nascimento’s annual salaries in 2007 were Cdn.$229,900 and Cdn.$199,900, respectively.  For further details, see “Management Contracts” below.

Effective March 1, 2005, the Corporation entered into a written employment agreement with James M. Roller to serve as Chief Financial Officer of the Corporation.  The agreement entitles Mr. Roller to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  On May 10, 2007, the Board, on recommendation by the Compensation Committee, increased Mr. Roller’s annual salary from US$150,000 to Cdn.$194,400.  Therefore, during 2007, Mr. Roller received a total of US$180,900 in annual salary.

Bonus

Pursuant to its compensation practices, the Corporation will be considering whether Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento have earned performance-based bonuses for the 2007 fiscal year that will be paid in 2008.  The bonuses paid to the Named Executive Officers in 2006 and 2005 are set forth in the “Summary Compensation Table” under “Statement of Executive Compensation” above.

Stock Options

Under their respective employment agreements with the Corporation, Messrs. Titcomb and Felix were each entitled to receive 200,000 stock options during the term of such agreements, all of which stock options were previously granted pursuant to the Corporation’s stock option plan, as amended (the “Stock Option Plan”).  Messrs. Titcomb and Felix may be granted additional stock options from time to time as determined by the Board upon recommendation by the Corporation’s Compensation Committee.  Messrs. Titcomb and Felix received a total of 280,000 stock options each in 2007 in their capacities as directors of the Corporation, comprised of 130,000 stock options granted to each of Messrs. Titcomb and Felix on March 19, 2007 and the remaining 150,000 stock options granted to each of Messrs. Titcomb and Felix on December 4, 2007, which options vested as of the respective dates of grant.  Messrs. Titcomb and Felix did not receive any stock options in 2007 in their capacities as executive officers of the Corporation.

Under his employment agreement with the Corporation, Mr. Roller may be granted stock options from time to time as determined by the Board upon recommendation by the Corporation’s Compensation Committee.  Mr. Roller received 215,000 stock options in 2007, comprised of 100,000 stock options granted on March 19, 2007 and the remaining 115,000 stock options granted on December 4, 2007, which options vested as of the respective dates of grant.

On March 19, 2007, the Corporation granted an aggregate of 610,000 stock options to the Corporation's directors.  In addition, on December 4, 2007, the Corporation granted an aggregate of 700,000 stock options to the Corporation’s directors.  All such options vested as of the respective dates of grant.  For further details see “Compensation of Directors” below.  For further information as to the terms of stock options generally, see “Stock Option Plan” under “Security Based Compensation Arrangements” below.

Benefits

Each of Messrs. Titcomb and Roller is entitled to receive other benefits during the term of his employment including health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance.  For further details, see the “Summary Compensation Table” under “Statement of Executive Compensation” above.

Contractual Terms

Each of the employment agreements described above provides that on (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, such executives will be entitled to (A) base salary to the date of termination and a pro rated bonus, (B) in the case of Mr. Titcomb, a single payment of 200 percent of annual salary (the payment increases to 300 percent of annual salary in the event of a change in control of the Corporation) plus bonus and in the case of Mr. Roller, a single payment of 100 percent of annual salary plus bonus (bonus, in each case, being equal to the highest bonus amount granted to such individual in the current and preceding two years), (C) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twenty-four months for Mr. Titcomb and up to twelve months for Mr. Roller, (D) if the foregoing payment is determined to constitute a “parachute payment” under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (E) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations).  Each employment agreement provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made.  All of the employment agreements described above state that, with certain exceptions, the executive agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation for a certain period of time after employment has ended.

With respect to Messrs. Felix, Cardoso and Nascimento, the restated services agreement between the Corporation and IMS described above contains similar provisions to those described above, except that Mr. Felix is not entitled to any of the benefits described in item (C) following termination, in connection with the Chief Operating Officer services provided by Mr. Felix through IMS.

Composition of Compensation Committee

The Compensation Committee is comprised of two independent directors, Messrs. Gary E. German and Anthony F. Griffiths.  Mr. Griffiths is the Chairman of the Compensation Committee.  For additional details regarding the Compensation Committee, see “Board Committees - Compensation Committee” under “Corporate Governance Disclosure” below.

Report on Executive Compensation

The policy of the Corporation is to compensate its executives in a manner in keeping with current industry practice for companies of similar size and stature sufficient to attract and retain well-qualified and experienced individuals but not to pay excessively.  The Board administers the Corporation’s executive compensation policy with advice from the Compensation Committee.

The Corporation’s compensation policy is based on cash compensation and incentive stock options.  The Corporation assigns equal weight to cash and incentive stock option compensation.  Cash compensation includes base salary and performance bonus components, with an executive performance bonus being awarded only if the Corporation meets certain goals generally and the executive specifically.  The Corporation considers the number of outstanding stock options in determining how many new options it will grant.

The amount of the salary, performance bonus and stock option compensation for each executive officer of the Corporation is recommended by the Compensation Committee and approved by the Board.  The Compensation Committee emphasizes pay for performance.  The Compensation Committee reviews industry standards and considers the recommendations of consultants in developing compensation recommendations for executive officers.

In 2003, the Corporation prepared a report based on its survey of public information about companies of similar size and stature for the purpose of determining compensation for executives.  After consideration of that report, the Compensation Committee recommended amounts the Corporation might pay to its executives.  No member of the Compensation Committee dissented from the recommendations.  The amounts and other terms and conditions of compensation arrangements with executives were approved by the Board.  In 2005, the Compensation Committee retained 3XCD Inc., compensation consultants, to review the compensation of the Corporation’s executive officers.

3XCD Inc. made recommendations for the 2006 base salary compensation of the executive officers of the Corporation based on market compensation base salaries determined by comparative benchmarking with companies of equivalent size, complexity, and business direction using a 2004 peer group.  The report recommended a modification of the peer group in 2007 and a re-evaluation of base salary in mid-2007.  With respect to cash bonuses, 3XCD Inc. recommended that the Corporation develop a set of performance criteria for assessing each executive officer.  The Compensation Committee established such criteria, which were accepted by the Board of Directors.  In the case of cash bonus compensation of the President and Chief Executive Officer of the Corporation, the criteria include qualitative, financial and timeliness of projects components.  In 2007, the Board of Directors, on recommendation of the Compensation Committee, awarded each Named Executive Officer a bonus in respect of each such officer’s performance during the 2006 financial year based on such criteria.  The Compensation Committee is examining the executive officers’ performance in 2007 based on the criteria in order to determine whether the payment of cash bonuses is warranted.

On May 10, 2007, the Board, on recommendation of the Compensation Committee, approved the following increases in the annual base salaries for each of the Named Executive Officers, which increases were effective for the entire 2007 fiscal year.  Accordingly, the Named Executive Officers earned the following base salaries for 2007:  (i) Mr. Titcomb - Cdn.$371,000; (ii) Mr. Felix - Cdn.$261,300; (iii) Mr. Roller - US$180,900; (iv) Mr. Cardoso - Cdn.$229,900; and (v) Mr. Nascimento - Cdn.$199,900.  Stock options were granted to such officers as set forth in the “Summary Compensation Table” under “Statement of Executive Compensation” above.

Performance Graph

The following graph compares the cumulative total shareholder return for Cdn.$100 invested in Shares of the Corporation since October 16, 2003, the date on which the Shares began trading on the TSX Venture Exchange, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Subindustry) Indices.

Compensation of Directors

The Corporation compensates directors annually, pursuant to a written policy, by paying cash fees.  As of May 11, 2006, the Corporation updated its director compensation policy based on recommendations from an independent compensation consultant, 3XCD Inc., and the Compensation Committee.  The Corporation also compensates its directors by granting stock options in accordance with the Stock Option Plan.

Directors with a written employment agreement with the Corporation are not paid a cash fee for service as a director in addition to what they are provided pursuant to their employment agreements.  Currently, and since the date of their respective appointments as directors (see “Nominees to the Board” above), the only directors eligible for cash fees for their services as directors and the only Nominees entitled to cash compensation from the Meeting Date and until the next annual meeting of the Shareholders at which directors are elected, are Messrs. German, Griffiths, Dow, Burns and Clausen.

Pursuant to the current policy for cash fees, directors are paid an annual fee equal to Cdn.$26,000 and the Chairman is entitled to an additional Cdn.$10,000.  Mr. German is the Chairman of the Board.

In addition, under the director compensation policy, (i) directors serving on the Corporation’s Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$5,000 per Committee annually, and the Chairman of each such Committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Corporation’s Health, Safety and Environmental Committee are paid Cdn.$2,000 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$2,000 annually.  All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis.  The Chairmen were appointed as of May 11, 2006 and their compensation as Chairmen commenced as of such date, except that Mr. Dow was appointed Chairman of the Corporate Governance Committee as of November 7, 2006 and therefore his compensation as Chairman of the Corporate Governance Committee commenced as of November 7, 2006.

Directors are also reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.

In 2007, for their services as directors, each of the directors received the following fees: (a) Mr. German was paid Cdn.$48,000; (b) Mr. Burns was paid Cdn.$36,000; (c) Mr. Clausen was paid Cdn.$35,000; (d) Mr. Dow was paid Cdn.$36,000; and (e) Mr. Griffiths was paid Cdn.$46,000.  Neither Mr. Titcomb nor Mr. Felix received any additional compensation in their capacity as directors.

Directors are also eligible to participate in the Stock Option Plan.  In 2007, the directors were granted stock options for their services as directors as follows:

Name	Shares Under Options Granted	Exercise Price/Share	Market Value of Shares on Date of Grant	Expiry Date
Andrew C. Burns	150,000	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 on March 19, 2012 80,000 on December 4, 2012
Gilmour Clausen	150,000	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 on March 19, 2012 80,000 on December 4, 2012
William E. Dow	150,000	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 on March 19, 2012 80,000 on December 4, 2012
Juvenil T. Felix	280,000	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 on March 19, 2012 150,000 on December 4, 2012
Gary E. German	150,000	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 on March 19, 2012 80,000 on December 4, 2012
Anthony F. Griffiths	150,000	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 at Cdn.$5.94 80,000 at Cdn.$9.54	70,000 on March 19, 2012 80,000 on December 4, 2012
Daniel R. Titcomb	280,000	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 at Cdn.$5.94 150,000 at Cdn.$9.54	130,000 on March 19, 2012 150,000 on December 4, 2012

In 2005, the Compensation Committee retained 3XCD Inc., compensation consultants, to review the compensation of the Corporation’s Board.  The Compensation Committee considered the consultants’ recommendations in formulating the policy for compensation of the Board.

On March 19, 2007, the Corporation granted an aggregate of 610,000 stock options to the Corporation's directors.  In addition, on December 4, 2007, the Corporation granted an aggregate of 700,000 stock options to the Corporation’s directors.  All such options vested as of the respective dates of grant.  For further information as to the terms of stock options generally, see “Stock Option Plan” under “Security Based Compensation Arrangements” below.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Stock Option Plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries.  As of December 31, 2007, a total of 10,561,104 stock options had been granted, of which 444,319 had expired without being exercised.  Of the stock options that had been granted as of such date, 2,311,127 stock options had been exercised.  Therefore, as of December 31, 2007, a total of 7,805,658 Shares remain issuable under outstanding options.

Equity Compensation Plan Information

The following table sets forth information concerning the Stock Option Plan as of December 31, 2007:

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Shares remaining available for future issuance under Stock Option Plan(3)
Stock Option Plan (previously approved by Shareholders)(1)	7,805,658(2)	Cdn.$5.77	383,215
(1)	The Corporation has no equity compensation plan other than its Stock Option Plan.

(2)
This number is the maximum number of Shares that could be issued upon the exercise of all stock options outstanding as of December 31, 2007.  The actual number of Shares issued upon the exercise of stock options would be less if such Shares are issued pursuant to the Corporation’s cashless exercise program.

(3)	This number includes 1,240,000 stock options granted to the directors, certain executive officers and an employee of the Corporation in December 2007.

NORMAL COURSE ISSUER BID

On August 28, 2007, the Corporation announced that the TSX had accepted a notice of its intention to proceed with a normal course issuer bid (the “NCIB”) on the facilities of the TSX.  Pursuant to the NCIB, the Corporation may purchase for cancellation up to the lesser of 2,760,224 Shares, being 5% of the issued and outstanding Shares as of that date, and the number of Shares equal to a maximum aggregate purchase price of Cdn.$5,250,000.  In addition, the Corporation’s aggregate purchase of Shares during any trading day may not exceed the lesser of 36,909 Shares, being 25% of the average daily trading volume of the Shares based on their trading volume on the TSX for the most recently completed six calendar months preceding the date of the notice of intention, excluding purchases made by the Corporation through the facilities of the TSX, and the maximum number of Shares that the Corporation may purchase on any trading day pursuant to applicable U.S. securities laws, subject in each case to Jaguar’s ability to make “block” purchases through the facilities of the TSX in accordance with the TSX rules.  The NCIB commenced on August 30, 2007 and will terminate on August 29, 2008, or on such earlier date as the Corporation may complete its purchases under the NCIB. The purchase price which Jaguar will pay for any Shares acquired by it under the NCIB will be the prevailing market price of the Shares on the TSX at the time of acquisition.  As of the Record Date, the Corporation had purchased an aggregate of 174,000 Shares under the NCIB at a weighted average price of Cdn.$9.92 per Share.  This is the second normal course issuer bid undertaken by Jaguar.  Under its first normal course issuer bid, which took place during the 12-month period from August 25, 2006 to August 24, 2007, Jaguar repurchased for cancellation an aggregate of 63,400 Shares at a weighted average price of Cdn.$5.79 per Share.

A copy of the notice of intention the Corporation provided to the TSX may be obtained without charge by contacting the Corporation at the address provided under “Additional Information” below.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

There is currently no indebtedness of any of the Corporation’s or its subsidiaries’ present or former directors, executive officers or Nominees, or any associate of any such director, executive officer or Nominee, or of any of the Corporation’s or its subsidiaries’ present or former employees, to the Corporation or any of its subsidiaries, other than indebtedness of Brazilian to the Corporation, which is described below in “Interests of Informed Persons in Material Transactions”.  No indebtedness of the Corporation’s or its subsidiaries’ present or former directors, executive officers or Nominees, or any associate of such director, executive officer or Nominee, or of any of the Corporation’s or its subsidiaries’ present or former employees, to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder or (iv) any known associate or affiliate of any of the foregoing persons.

Brazilian is a founding shareholder of the Corporation and, as of March 24, 2008, held approximately 5.6 percent of the issued and outstanding Shares of the Corporation.  Daniel R. Titcomb, the President and Chief Executive Officer of the Corporation, and William E. Dow, a director of the Corporation, are also directors of Brazilian.  Robert J. Lloyd, the Secretary of the Corporation, is the President and Chief Executive Officer and Secretary of Brazilian and a director of Brazilian.  Together, these officers and directors own or have the right to vote an aggregate of approximately 10.5 percent of the issued and outstanding shares of Brazilian as of March 24, 2008.

The Corporation occupies space owned by Brazilian and pays Brazilian for a share of the related occupancy and overhead expenses.  IMS provides management services to the Corporation’s wholly-owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) pursuant to an agreement.  See “Management Contracts” below for more information.

In 2007, the Corporation awarded stock options to certain individuals who are principals and employees of IMS and have provided services to the Corporation pursuant to the Corporation’s agreement with IMS.  See “Management Contracts” below.  The IMS principals who received stock options in 2007 include Messrs. Felix, Cardoso and Nascimento, each of whom is an executive officer of the Corporation.  In his capacity as a director of the Corporation, Mr. Felix received 280,000 stock options in 2007, of which 130,000 were granted on March 19, 2007 and the remainder of which were granted on December 4, 2007, which options vested as of the respective dates of grant.  In their capacities as executive officers of the Corporation, Messrs. Cardoso and Nascimento each received 215,000 stock options in 2007, of which 100,000 were granted on March 19, 2007 and the remainder of which were granted on December 4, 2007, respectively, and which options vested as of the respective dates of grant.

With increased activities in the mineral sector, used equipment has become less available.  The Corporation’s subsidiary, MSOL, on behalf of the Corporation, has pursued several opportunities to provide for its mid- and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metals company.  A loan from MSOL to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract.  During the third and fourth quarter of 2005, Prometálica repaid substantially all of the principal amount of such loan.  On March 20, 2006, the Corporation entered into an agreement with Prometálica whereby it exchanged the loan receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.  This agreement was executed on May 10, 2006.  Under the agreement, Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million.  During the first quarter of 2007, the right to buy out the NSR was extended to September 30, 2007.  Prometálica did not purchase the NSR as of September 30, 2007.  The NSR was recorded on the Corporation's books at the amount of the receivable, plus accrued interest through to March 20, 2006.  During 2007, the carrying value of the NSR was reduced by $310,000 for royalties received on a cash basis. The amount due from Prometálica as of December 31, 2007 is approximately $1.23 million.  The royalties due from Prometálica relating to the NSR amount to approximately $8,000 (or $14,000 Reais) as of December 31, 2007, and were received in January 2008. When received, the amount was deducted from the amount of the carrying value of the NSR.  Prometálica’s controlling shareholders are Brazilian and IMS, the founding shareholders of the Corporation.  IMS holds approximately 7 percent of the outstanding Shares of the Corporation as of March 24, 2008, and Juvenil Felix, Chief Operating Officer of the Corporation, is the President and Chief Executive Officer of IMS.

MANAGEMENT CONTRACTS

The day-to-day management of the Corporation’s operations in Brazil is conducted by IMS (Belo Horizonte, Minas Gerais, Brazil) pursuant to an Implementation and Operation Agreement.  Under this agreement, IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation’s development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation’s processing facility and conducting early stage negotiations with third party equipment and service providers since March 2002.  In return for its efforts, IMS receives a monthly fee.  IMS’s fees totaled approximately US$747,000 in 2007.  IMS uses most of the monthly fee to compensate its employees providing services to MSOL, the Corporation’s subsidiary in Brazil.  In 2005, many IMS non-management employees became employees of the Corporation’s subsidiaries, and accordingly, effective January 26, 2006, the Corporation and IMS revised their agreement to reflect this change.  See “Interest of Informed Persons in Material Transactions” above for further details concerning IMS’s relationship with the Corporation.

Certain functions of the day-to-day management of the Corporation’s corporate offices in Concord, New Hampshire (USA) were previously conducted by Brazilian (Concord, New Hampshire (USA)) pursuant to a Management and Operation Agreement, which agreement terminated as of March 31, 2005.  Since that time, the Corporation has had the resources and capabilities to perform the functions that Brazilian had previously provided under the Management and Operation Agreement, including the provision of support staff, managing the development and implementation of a capital plan, marketing and promotion, management of financial affairs and record keeping, financial reporting, regulatory compliance, shareholder communication and general management of the Corporation’s corporate capital and operational considerations.  The Corporation continues to pay Brazilian for jointly used offices and overhead as well as for consulting fees and administrative service charges.  In 2007, the Corporation incurred a total of US$120,000 for occupancy and administrative fees and US$450,000 for consulting fees and other service charges. The Corporation moved to a new administrative office space in December 2007, the lease for which has a term of three years beginning on the date of occupancy. The Company paid an additional US$163,000 during the fall of 2007 for leasehold improvements undertaken at the new administrative office space.

Brazilian and IMS were parties to a voting agreement dated October 30, 2003, as amended on November 10, 2006, in which each party pledged to vote its Shares in the Corporation at any shareholders meeting in identical fashion or forego its vote.  This agreement was terminated on February 13, 2008 and no other voting arrangements remain in place among Brazilian and IMS with respect to any Shares of the Corporation.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

Directors’ and officers’ liability insurance has been purchased for the benefit of all of the directors and officers of the Corporation, to indemnify them against any liability incurred by them in their capacity as directors and officers, subject to certain limitations under applicable law.  The premium for such insurance in the 2007 fiscal year was approximately US$133,000, which was paid by the Corporation.  The aggregate insurance coverage obtained under the policy is US$15 million per year, with a deductible per occurrence of US$75,000 (US$150,000 for a shareholder claim).

In accordance with the provisions of the Business Corporations Act (Ontario), Jaguar’s by-laws also provide that the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of such corporation or body corporate, if the person acted honestly and in good faith with a view to the best interests of the Corporation, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the relevant conduct was lawful.  If Jaguar becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a deductible of US$75,000 or US$150,000, depending on the nature of its claim.

During the 2007 year, no directors or officers of the Corporation were indemnified by the Corporation or paid by the insurer under the Corporation’s directors’ and officers’ insurance policy in their capacity as such.

SECURITY BASED COMPENSATION ARRANGEMENTS

Stock Option Plan

Pursuant to the Stock Option Plan, stock options to purchase Shares are granted to directors, officers, employees and consultants of the Corporation and its subsidiaries in order to sustain a commitment to long-term profitability and to maximize Shareholder value.  Grants of options are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity.  The amounts and terms of outstanding stock options and the number of outstanding Shares are taken into account from time to time when determining whether and how many new option grants are made. Management of the Corporation believes that security based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals.  The Corporation does not currently have any “security based compensation arrangements” (as such term is defined by the TSX) in place, other than the Stock Option Plan.

The Corporation is furnishing the following information concerning the Stock Option Plan in connection with the Stock Option Plan, as required by the annual disclosure to Shareholders required by Section 613(g) of the TSX Company Manual.

(i)           The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.

(ii)           At the 2007 Annual and Special Meeting of the Shareholders of the Corporation (the “2007 Shareholders Meeting”), the Shareholders of the Corporation approved amendments to the Stock Option Plan to, among other things, increase the number of Shares reserved for issuance pursuant to the Stock Option Plan by 2,500,000, from 8,000,000 Shares to a total of 10,500,000 Shares reserved for issuance under the Stock Option Plan.  Accordingly, options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan.  As of March 24, 2008, a total of 10,561,104 stock options had been granted, of which 454,319 had expired without being exercised.  Of the stock options that had been granted as of such date, 2,350,114 stock options had been exercised.  Therefore, as of March 24, 2008, a total of 7,756,671 Shares remain issuable under outstanding options.  The 10,561,104 Shares issued or issuable upon exercise of the options equal approximately 16.5% of the outstanding Shares as of March 24, 2008.

(iii)           The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one-year period may not exceed 10% of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider’s associates within a one-year period may not exceed 5% of the outstanding Shares.

(iv)           The number of stock options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of 5% of the outstanding Shares, which as of March 24, 2008, is 3,205,285 Shares.

(v)           The exercise price for Shares issued upon exercise of stock options is equal to the weighted average trading price of the Shares for the ten trading days immediately preceding the grant of the option on which trading actually occurred or, alternatively, the Board may in its discretion set the exercise price as the price of the Shares on the last day preceeding the date of grant, subject to the approval of the TSX, if required. For the purposes of determining the exercise price under the Stock Option Plan, the TSX is deemed to be the principal exchange on which the Shares are listed and posted for trading.

(vi - viii)  The Corporation currently has no security purchase arrangement and no stock appreciation right plan.

(ix)           In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board.  The Board frequently grants options to employees with a certain percentage vested upon the date of grant and another percentage or percentages vesting upon later dates subject to continued employment of the employee.  Vesting limitations of options granted to Named Executive Officers during 2007 are set forth in the footnotes to the Table entitled “Option Grants During the Most Recent Completed Financial Year” under “Statement of Executive Compensation” above.  Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting during any three-month period.

(x)           The maximum term of options granted pursuant to the Stock Option Plan is five years.  The Board may in its discretion issue options with a term of less than five years.  In addition, at the 2007 Shareholders Meeting, the Shareholders approved an amendment to the Stock Option Plan to permit an extension to the expiry date of any option outstanding under the Stock Option Plan in the event the option would otherwise expire during or within 10 business days following the period in which trading of securities of the Corporation by the optionholder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation’s written policies, or (iii) a trading blackout imposed on the optionholder by the Corporation, to the date that is the 10th business day following the date of expiry of such period.

(xi)           Unless the grant is subject to vesting limitations established by the Board, an optionee’s entitlement to exercise the option will cease only in certain circumstances.  Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire 90 days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire 30 days after the optionee ceases to be employed to provide such activities.  Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder’s heirs or administrators for a period of only one year from the holder’s death.

(xii)           Options granted pursuant to the Stock Option Plan are personal and may not be transferred or assigned by the holder except by will or the laws of descent and distribution and may be exercisable during the holder’s lifetime only by the holder.  Options are only exercisable by a holder’s heirs or administrators for a period of one year after the holder’s death.

(xiii)           At the 2007 Shareholders Meeting, the Shareholders approved an amendment to the terms of the Stock Option Plan to, among other things, specify the types of amendments to the provisions of the Stock Option Plan and any options granted thereunder that will and will not require the approval of the Shareholders in order to be effective, in accordance with a Staff Notice issued by the TSX on June 6, 2006.  By its current terms, the Stock Option Plan may be amended by the Board without the consent of the Shareholders generally to (1) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange, (2) make amendments of a “housekeeping” nature, (3) change the vesting provisions of the Stock Option Plan or any option thereunder, (4) change the termination provisions of the Stock Option Plan or any option which does not entail extension beyond the originally scheduled expiry date for that option, and (5) to add a cashless exercise feature.  In addition to such amendments as may require Shareholder approval under applicable law, the approval of the Shareholders will generally be required for the following amendments:  (1) any amendment to the amendment procedure set out in the Stock Option Plan which is not an amendment within the nature of (1) and (2) above, (2) any increase in the maximum number of Shares issuable under the Plan, (3) any reduction in the option price or extension of the period during which an option may be exercised, (4) to permit the repricing of options, (5) the cancellation and reissue of any option, (6) any amendment to the eligible participants under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Stock Option Plan on a discretionary basis, and (7) that would permit options to be transferred or assigned other than for normal estate settlement purposes.

(xiv)           Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options.  The Board has adopted a policy to permit an optionee to direct that a number of the Shares issued pursuant to the exercised options be withheld as payment of the exercise price, with the net Shares issued to the optionee.  The price of the Shares for that purpose is the closing price of such Shares on the TSX on the day preceding the day of exercise of the options.

(xv)           There are currently no entitlements previously granted under the Stock Option Plan that remain subject to ratification by the Shareholders.

OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 - Disclosure of Corporate Governance Practices.  In 2006, the Corporation retained an independent consultant, Deloitte & Touche LLP (“Deloitte”), to provide advice and recommendations to the Corporation with respect to corporate governance.  In 2007, the Corporation enhanced existing, and/or implemented additional, internal controls in consultation with Deloitte.

Board of Directors

Based on the definition of “independence” in Multilateral Instrument 52-110 - Audit Committees, Messrs. Burns, Clausen, German and Griffiths are all independent directors of the Corporation.  Messrs. Titcomb and Felix are not independent directors since they are employed by the Corporation in addition to serving as directors of the Corporation. Mr. Dow is not an independent director since he is an immediate family member (father-in-law) of Mr. Titcomb.  Since four directors are independent and three are not independent, a majority of the members of the Board are independent directors.  Independence of the Board from management results from (i) four of the seven current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee and the Compensation Committee being comprised of independent directors only, and (iv) the Chairman of each Board Committee being independent, except the Chairman of the Corporate Governance Committee, which Committee has a majority of independent directors.

A number of the directors are directors of other listed issuers.  Messrs. Titcomb and Dow, directors of the Corporation, are also directors of Brazilian.  Mr. Clausen is a director of Augusta Resource Corporation.  Mr. German is a director of Magnesium Alloy Corporation, Nevson Resources, Ltd. and Solex Resources Corp.  Mr. Griffiths is a director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Lindsey Mordon Group Inc., Northbridge Financial Corporation, Novadaq Technologies, Inc., Odyssey Re Holdings Corp., PreMD, Inc., Russel Metals Inc., and Vitran Corporation.

Mr. German, an independent director, is the Chairman of the Board.  Mr. German’s role is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation, and his responsibilities include leading the Board meetings, establishing procedures to assist the Board’s work, facilitating ongoing communication  between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation’s formation documents and as set forth in the Chairman of the Board position description.  Mr. German calls meetings of the independent directors when he determines appropriate.  The independent directors hold meetings separately from the other directors from time to time, as required.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2007 through to the Record Date.

Board of Directors Meeting Date	Director Andrew C. Burns	Director Gilmour Clausen	Director William E. Dow	Director Juvenil T. Felix	Director Gary E. German	Director Anthony F. Griffiths	Director Daniel R. Titcomb
January 31, 2007	Yes	Yes	No	Yes	Yes	Yes	Yes
March 23, 2007	Yes	Yes	Yes	No	Yes	Yes	Yes
May 10, 2007	Yes	Yes	Yes	Yes	Yes	Yes	Yes
August 8, 2007	Yes	Yes	No	Yes	Yes	Yes	Yes
December 5, 2007	Yes	Yes	Yes	Yes	Yes	Yes	Yes
January 30, 2008	Yes	Yes	Yes	No	Yes	Yes	Yes
February 4, 2008	Yes	Yes	Yes	Yes	No	Yes	Yes
February 13, 2008	Yes	Yes	Yes	No	Yes	Yes	Yes
March 19, 2008	Yes	Yes	Yes	No	Yes	Yes	Yes

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation.  It is the Board’s policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation’s businesses, and by continuously assessing long-range opportunities to expand these businesses.  The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings.  The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006.  A copy of the Board mandate is attached as Exhibit A hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Corporate Governance Committee, adopted a written position description for the Chairman of the Board.  Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of and agreement upon the standards in the industry and based on the recommendations of the Corporate Governance Committee.

A description of the role of the Chief Executive Officer is set forth in his written employment agreement.  The duties of Chief Executive Officer are further described in the written position description that was adopted by the Board in 2006.  Such position description was formulated based upon the standards in the industry.

Orientation and Continuing Education

The Corporation provides necessary education (through management and outside professional advisers) on specific issues as they arise.  The Board’s practice is to conduct an initial orientation session for any new directors and an annual orientation meeting to update all directors regarding relevant matters.  None of the Nominees is a new director, so it is likely that no orientation session, other than the annual orientation session, will be necessary for directors in 2008.  The Board will conduct an annual orientation meeting after the Meeting and prior to the 2009 annual meeting of Shareholders of the Corporation.  In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation.  The Corporation also sponsors director attendance at appropriate education seminars.  The Corporate Governance Committee maintains responsibility under its written Charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct Jaguar’s business in compliance with applicable laws and regulations and in accordance with the highest ethical principles.  This commitment helps ensure the Corporation’s reputation for honesty, quality and integrity.  The Corporation requires that all employees respect and obey all applicable laws.  Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.  The Corporation is regulated by a number of laws, rules and regulations, and strives to meet and exceed the requirements established by such standards.  Compliance with these laws, rules and regulations is required and expected.  The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.  The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of Jaguar and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation.  To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist.  In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issuer or from voting thereon.  The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.  The Corporation’s policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate.

In addition, in 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics.  The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics.  The Board requires the Corporation’s executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics.  The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers.   Disclosure will be made by the Corporation of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation’s directors or executive officers in the Corporation’s quarterly report that follows the grant of such waiver.

In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board instituted additional corporate governance controls during 2007.  Included among such controls was delivery of copies of the Corporation's various policies, including the Code of Conduct and Ethics, to employees of the Corporation, which must be abided by.  These policies have also been made accessible on Jaguar's website.  In addition, in September 2007 the Corporation implemented enhanced controls, on the recommendation of Deloitte, to remediate some perceived weaknesses identified by Deloitte in the Corporation's internal controls.

Shareholders may request a copy of the Code of Conduct and Ethics by submitting a request in writing to the Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry.  Any member of the Board may submit a potential candidate to be a nominee for the position of director.  The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board.  The Board currently does not have a nominating committee.  The Corporate Governance Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board Committees consist of the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.

Compensation Committee

The Board established a Compensation Committee to assist with compensation matters.  The Compensation Committee is composed of Messrs. Griffiths and German, who are independent directors.  Mr. Griffiths is the Chairman of the Compensation Committee.

The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, which policy was updated as of May 11, 2006.  The Corporation also compensates directors by granting stock options.  In late 2003, the Board completed a review of compensation of executive officers and directors in companies similar to the Corporation.  In 2005, the Corporation retained 3XCD Inc. as independent compensation consultants to review the compensation of the Corporation’s executive officers and Board.  The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto.  For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see “Report on Executive Compensation” and “Compensation of Directors”, under “Statement of Executive Compensation” above.

In November 2006, the Board adopted a written Charter of the Compensation Committee, which was updated in July 2007.  Generally, the Compensation Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers and reviewing and making recommendations to the Board concerning director and executive compensation.  In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the CEO's compensation and setting goals and objectives relevant to the CEO, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board.  A copy of the Compensation Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Audit Committee

The Board adopted an Audit Committee Charter in May 2005, which was updated in July 2007.  The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation’s financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation’s outside auditors.  The Audit Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy.  As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders of the Corporation regarding the matters described in the preceding sentence, examines the recommendations and advises the Board concerning actions that should be taken.  The Audit Committee is currently comprised of three independent directors.  The current members of the Audit Committee are Messrs. Burns, German and Griffiths.  Mr. Burns is the Chairman of the Audit Committee.

Disclosure of information concerning the Audit Committee, as required by Form 52-110F1, is set forth in the Corporation’s annual information form for the fiscal year ended December 31, 2007 under the sections entitled “Audit Committee”, “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” under “Directors and Officers”, and a copy of the Charter of the Audit Committee is attached as an appendix thereto.  A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com.  A copy of the Corporation’s annual information form is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Corporate Governance Committee

In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation.  In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls.  After considering the recommendations of Deloitte, the Corporate Governance Committee made additional governance recommendations to the Board in 2007, including with respect to enhancing certain of the Corporation's internal controls, which measures were implemented.  The members of the Corporate Governance Committee are Messrs. Dow, Griffiths and Clausen. Messrs. Griffiths and Clausen are independent directors.  Mr. Dow is Chairman of the Corporate Governance Committee.

In November 2006, the Corporate Governance Committee adopted a written Charter, which was updated in July 2007.  Generally, the Corporate Governance Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees.  In addition, the Corporate Governance Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis.  A copy of the Corporate Governance Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Health, Safety and Environmental Committee

The Board also established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation.  The members of the Health, Safety and Environmental Committee are Messrs. German and Clausen.  Mr. Clausen is the Chairman of the Health, Safety and Environmental Committee.

Assessments

The Board does not currently have a formal process for assessing the effectiveness of the Board as a whole, its Committees or individual directors.  The Corporate Governance Committee, in coordination with Deloitte, is currently examining processes for evaluating individual directors, the entire Board and its Committees, and anticipates that an assessment process will be implemented in 2008.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of and to vote at the Meeting and to the auditors of the Corporation.  Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may request copies of the Corporation’s annual consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2007 by writing to the Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  Financial information relating to the Corporation is included in the comparative audited consolidated financial statements for the most recently completed financial year ended December 31, 2007 and the Management’s Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the 12-month period ended December 31, 2007.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board of Directors of the Corporation.

DATED as of the 27th day of March, 2008.

DANIEL R. TITCOMB Daniel R. Titcomb President & Chief Executive Officer

Exhibit A

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors:           November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company.  The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Company must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company.  The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.  The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives.  Other principal duties include, but are not limited to, the following categories:

A.           Appointment of Management

1.
The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company and reviewing the performance of the executive officers.  The Board responds to recommendations of the Compensation Committee concerning  the compensation of the Chief Executive Officer and the other executive officers of the Company and approves their compensation.

2.
The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.
The Board oversees that succession planning programs are in place, including programs to train and develop management.  The Board is responsible for approving management’s succession plans for the Chief Executive Officer and the other officers of the Company.

B.           Board Organization

1.
The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.
The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety,  environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

2.	The Board is responsible for:

(a)
adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.

3.
The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

4.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

E.	Risk Management

The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

F.	Environmental Oversight

The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.
The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company’s implementation of systems to accommodate feedback from shareholders.